SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                        AMENDMENTS THRETO FILED PURSUANT
                                TO RULE 13d-2(a)

                                  PAIVIS, CORP.
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                                (Name of Issuer)

                    Common Stock, par value $0.0002 per share
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                         (Title of Class of Securities)

                                   695793 10 9
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                                 (CUSIP Number)

                            Virginia K. Sourlis, Esq.
                              The Sourlis Law Firm
                                 2 Bridge Avenue
                               Red Bank, NJ 07701
                                  732-530-9007
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 09, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 695793 10 9


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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Dr. Jan Stahl
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS) (See item 3). N/A


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    1,293,427
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,293,427
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,293,427
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 5%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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

Item 1. Security and Issuer

      This Amendment No. 2 to Schedule 13-D amends the Schedule 13D Amendment No. 1 to Schedule 13-D filed by the Reporting Person with the Securities and Exchange Commission (the "SEC") on October 11, 2006 and relates to the Common Stock, par value $0.0002 per share (the "Common Stock"), of PAIVIS, Corp., a Nevada corporation whose principal executive offices are located at 400-3475 Lenox Road, Atlanta, Georgia 30326 (the "Issuer").

      As reported by the Issuer in an amended Form 8-K filed with the SEC on May 17, 2006 (which amended the Issuer's Form 8-K filed with the SEC on April 25,
2006), on April 21, 2006, APO Health, Inc., a Nevada corporation ("APO"), entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with APO Health Acquisition Corp, Inc., a Nevada corporation and wholly-owned subsidiary of APO ("APO Acquisition"), and Jupiter Global Holdings, Corp., a Nevada corporation ("Jupiter"), providing for the merger of APO Acquisition with and into Jupiter, with Jupiter being the surviving corporation and a wholly-owned subsidiary of APO (the "Merger").

      On May 11, 2006 , the Merger was consummated and APO changed its name to PAIVIS, Corp. Pursuant to the terms of the Merger Agreement, each share of Common Stock of Jupiter issued and outstanding immediately prior to the effective time of the Merger was automatically converted into and become a right to receive 0.46232085067036500 of a share of Common Stock of APO, and was automatically canceled and retired and ceased to exist.

      In July, 2006, the Reporting Person sold in private transactions an aggregate amount of 980,561 shares of the Registrant's Series A Preferred Stock for an aggregate sales price of $98,056.14 (or approximately $0.10 per share). The Reporting Person's remaining 146,985,355 shares of the Issuer's Common Stock were subsequently reduced to approximately 734,927 shares when the Registrant effectuated a 200-for-1 reverse stock split on August 4, 2006.

      On October 6, 2006, the Reporting Person sold 500 shares of the Issuer's Common Stock in the open market for $2.15 per share.

      On October 10, 2006, the Reporting Person sold 1,000 shares of the Issuer's Common Stock in the open market for $2.30 per share.

      As the date hereof, the Reporting Person beneficially owns an aggregate of 1,293,427 shares of the Issuer's Common Stock, consisting of: (i) 19,468 shares of freely trading Common Stock of the Issuer, (ii) 713,959 shares of restricted Common Stock of the Issuer, and (iii) 28,000 shares of Series A Preferred Stock which are convertible into 560,000 shares of restricted Common Stock of the Issuer, which represents less than 5% of the Issuer's currently outstanding Common Stock.

      As of June 9, 2006, the Reporting Person ceased being a reporting person/insider of the Issuer.

Item 5. Interest in Securities of the Issuer

      (a) Aggregate number and percentage of the class of securities beneficially owned:

      The Reporting Person beneficially owns 1,293,427 shares of Common Stock of the Issuer, consisting of (i) 19,648 freely trading shares of Common Stock of the Issuer, (ii) 713,959 restricted shares of Common Stock of the Issuer and
(iii) 560,000 shares of Common Stock of the Issuer issuable upon the Reporting Person's conversion of 28,000 shares of Series A Preferred Stock. The shares of Common Stock of the Issuer beneficially held by the Reporting Person represents less than 5% of the Issuer's Common Stock, based on 26,189,752 shares of Common Stock issued and outstanding as of August 15, 2006 as reported by the Issuer in its amended quarterly report on Form 10-QSB/A for the quarterly period ended June 30, 2006 filed with the Securities and Exchange Commission on August 22, 2006.

      (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

      1,293,427 shares of Common Stock.

      (c) Transactions in the securities effected during the past sixty days:

      Please see Item 1 above.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

      June 9, 2006

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2006
                                           By: /s/ Jan Stahl
                                               -------------
                                           Dr. Jan Stahl